

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2012

Via E-mail
Mr. Robert S. Kirby
General Counsel - CNH Financial Services
CNH Capital LLC
5729 Washington Avenue
Racine, Wisconsin 53406

> **Re:** **CNH Capital LLC**
> **Registration Statement on Form S-4**
> **Filed June 28, 2012**
> **File No. 333- 182411**

Dear Mr. Kirby:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an updated consent from your independent accountants and update the financial statements as required by Article 3-12 of Regulation S-X.

2. We note that you are registering the securities in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in

these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3. Please provide separate disclosure for each of the three registrants not just one of the registrants (the issuer) as required by General Instruction B(1)(c) and Item 14 of Form S-4.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please revise your prospectus to provide the following additional disclosures:

- describe how and when a company may lose emerging growth company status;
- a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- your election under Section 107(b) of the Act:
    o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Forepart of Registration Statement and Cover Page of Prospectus

5. Please state on the first line the "exact name" of all three registrants, as required by Form S-4 rather than using a footnote. Revise the outside front cover page accordingly as required by Item 501(b)(1) and state in the first paragraph that the notes are guaranteed by the two subsidiaries.

Our Business, page 1

6. Please revise the section entitled "Overview" as follows:
    *   revise the first paragraph to focus on the three registrants, as required by Item 3(b) of Form S-4, identify their role as issuer or guarantor of the notes and state that the other affiliates are not legally liable for the notes;
    *   revise the first paragraph to disclose that you offer loans at below market rates because CNH North America and other affiliates pay the difference between market rates and the rates you offer;
    *   revise the second paragraph to clarify that CNH Capital does not conduct operations of its own but relies on its fifteen subsidiaries to generate profits and distribute them to CNH Capital;
    *   revise the third paragraph to quantify the percentage of your revenues from affiliates;
    *   summarize the business and financial condition of each of the guarantors;
    *   disclose in the last paragraph (which is on the top of page 2) the aggregate amount of debt of CNH Capital and the aggregate amount and percentage that is secured and disclose the assets, liabilities, revenues and net income of each of the guarantors as of the end of the most recent fiscal year.

7. Please revise the section entitled "Relationship with CNH" as follows:
    *   clarify that each of the three registrants are dependent upon CNH for all of their business;
    *   revise the fourth paragraph to quantify the amount of "reimbursement" your received from affiliates including your parent company CNH for loans;
    *   noting that in 2011 at least over twenty three percent of your interest income was from affiliates, revise the sixth paragraph to disclose the amount and percentage of your 2011 revenues that were derived from affiliates and disclose that twenty six percent of your expenses were fees paid to affiliates; and
    *   revise the last paragraph to quantify the commitments of CNH Global in the support agreement, summarize the sections of the agreement entitled "No Guarantee" and "Rights of Creditors" and "Term."

8. Please revise the sections entitled "Products and Services" on page 3 as follows:
    *   distinguish between each of the three registrants;
    *   describe your loan portfolio including the percentage of your loans that are for construction equipment and the percentage that are for agricultural equipment; and
    *   revise the last paragraph on page 3 to disclose the amount of consideration for your sale of your insurance subsidiary.

9. Please revise the sections entitled "Our Strengths" on page 4 and "Our Strategy" on page 5 to distinguish between each of the three registrants. Please reconcile your claim on the bottom of page 4 that you have a "strong financial position" with the risks you identify factor on page 19 relating to your "significant outstanding indebtedness."

10. Please revise the section entitled "Corporate Structure and Ownership" as follows:
    *   revise the first paragraph to explain how CNH Capital is an "indirect" subsidiary of CNH Global and the consequences of such a relationship;
    *   revise the first paragraph to disclose the potential consequences to investors of the fact that the issuer and each of the guarantors are limited liability companies; and
    *   revise the first paragraph to state that neither FIAT nor CNH Global is liable for the payment of principal or interest on the notes.

Risk Factors, page 19

General

11. Please revise each sub caption relating to each risk factor, to comply with Item 503(c) which requires that each sub caption adequately describe the respective risk and with Staff Legal Bulletin No.7. For instance, many of your sub captions fail to identify any consequence of a risk materializing. Others have vague consequences.

12. Please revise each risk factor to comply with the Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations." Sample comment 34 to Staff Legal Bulletin No.7, directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you. For example, identify whether and the extent to which each risk would affect your net income, your ability to meet capital requirements, your ability to operate or some other aspect of your business.

13. Please address any risks relating to either of your guarantors.

Risks related to Our Indebtedness and Liquidity, page 19

14. As required by Release 33-7497, please revise your risks on page 19 relating to restrictive covenants as follows:
    *   identify those actual restrictive covenants that pose risks to you;

- quantify the "certain coverage levels" to which you refer; and
- Identify the particular consequences of any failure to meet these requirements.

Risks Related to Our Business, Strategy and Operations, page 20

15. As required by Release 33-7497, please revise your risks on page 20 relating to "support" from CNH North America to quantify the aggregate amount of support from CNH North America in 2011 and each of the components.

16. Please revise your risks on page 24 relating to "potential conflicts of interest" to discuss risks that Fiat will cease to provide support, financing or economic benefits to you, will use other entities to provide financing to its customers, or will withdraw all profits each year.

Risks Related to the New Notes, page 27

17. Please revise your discussion in the second risk factor on page 27 of risks relating to your being dependent on your operating subsidiaries to disclose actual "legal and contractual restrictions" limiting the ability of any of the subsidiaries to make any payments to you.

18. As required by Release 33-7497, please revise your discussion in the third risk factor on page 27 of risks relating to the notes being "effectively subordinated" to disclose the respective amount and percentage of secured debt and other secured obligations and unsecured debt of the issuer and each of the two guarantors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

19. Please revise this section as follows:
    - provide discussion and analysis for each of the two guarantors/registrants;
    - revise the third paragraph on page 37 to analyze the increase in net income in 2011 was attributable to a $36 million drop in interest expense to affiliates and a $12 million increase in interest income from affiliates both of which compensated for a $40 million drop in interest income on retail and other notes and finance leases; and
    - discuss trends during the past three years in the amount of funds you received from and transferred to affiliates.

Result of Operations – Revenues, page 37

20. Your current discussion of "interest income on retail and other notes and finance leases" should be revised to also quantify and discuss the interest income created under certain low-rate financing programs and waivers programs which were offered to customers of CNH North America for which the company was compensated. The discussion should address the reasons for any material changes between periods presented due to, for example, changes in the actual programs and/or interest rates offered to customers which may have impacted the compensation received as well as how the change in average interest earning assets under these programs (i.e. quantifying the changes) impacted the compensation received.

21. Similar information should be provided within your discussion of "rental income on operating leases" addressing the compensation received as well. These revised disclosures should be presented for all periods provided.

22. In regard to the "interest income from affiliates", you should revise your disclosures to provide similar disclosures addressing the compensation programs as well as quantifying the changes in the average interest earning assets affected. These disclosures should be provided for all periods provided.

Receivables and Equipment on Operating Leases Originated and Held, page 38

23. Please revise the table on page 39 to separately disclose both the gross amount of charge-offs and recoveries. Similar information should be provided for the year end periods presented as well.

Competition and Competitive Strengths, page 57

24. Please revise this section to reflect the "advantageous interest rates of other terms" and "material competitive advantage" that you describe in your risk factors on page 20-21.

Executive Compensation, page 60

25. Please revise the summary compensation table to provide for each of your last two completed fiscal years, as required by Item 402.

Certain Relationships and Related Party Transactions, Page 78

26. Please revise this section to comply with Item 404(a) by providing disclosure regarding all transactions with Fiat, CNH North America or any entities affiliated with them.

Description of Certain Other Indebtedness, page 79

27. Please describe the restrictive covenants to which you are subject.

Description of the Notes, page 80

28. Please revise the first paragraph of the section entitled general in which you state the notes will be "ranking senior" to disclose those securities and obligation to which they will be ranking junior.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-11

29. Please revise to provide an accounting policy as well as related applicable required information regarding the defined benefit pension plans.

Note 3: Receivables – Troubled Debt Restructurings, page F-29

30. We note the disclosure regarding the retail and finance lease receivable contracts in bankruptcy at December 31, 2011. So that we may have a better understanding of the significance of the pre and post-modification values disclosed and the nature of the legal proceedings of these types of contracts and when potential losses are reserved for and charge-offs recorded.

31. Further, it is unclear as to the number and amount of retail and finance lease receivables that have completed the bankruptcy process and are now being carried at a post-modification value, and were classified as troubled debt restructurings (i.e. TDR) at December 31, 2011 and at March 31, 2012. Please tell us and revise the disclosures as necessary.

32. Tell us and disclose the number of payments that must be made on a retail and finance lease receivable TDR, where there is a bankruptcy proceeding and post-modification, before it is returned to performing status and subsequently removed

from TDR classification. Similar disclosure should be provided for wholesale receivable TDR's.

Note 14: Condensed Consolidating Financial Information, page F-50

33. Please revise the condensed consolidating statements of income for the periods presented to include a total for comprehensive income presented either in a single continuous statement or in two separate but consecutive statements for the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director